Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-284510

Relating to the

Preliminary Prospectus Supplement

Dated July 21, 2025

(To Prospectus Dated January 27, 2025)

PRICING TERM SHEET

July 24, 2025

Strategy

Offering of

28,011,111 Shares of

Variable Rate Series A Perpetual Stretch Preferred Stock

The information in this pricing term sheet supplements MicroStrategy Incorporated’s preliminary prospectus supplement, dated July 21, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to MicroStrategy Incorporated and not to its subsidiaries.

Issuer	MicroStrategy Incorporated d/b/a Strategy.

Securities Offered	Variable Rate Series A Perpetual Stretch Preferred Stock, $0.001 par value per share, of the Issuer (the “STRC Stock”).

Amount Offered	28,011,111 shares of STRC Stock.

Public Offering Price	$90.00 per share of STRC Stock.

Trade Date	July 24, 2025.

Settlement Date

July 29, 2025, which will be the third business day after the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade STRC Stock before the business day before the Settlement Date must, because the STRC Stock initially will settle T+3, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Stated Amount	$100 per share of STRC Stock.

Liquidation Preference	Initially, $100 per share of STRC Stock. The Liquidation Preference will be subject to adjustment in the manner described in the Preliminary Prospectus Supplement. However, the Liquidation Preference will not be adjusted to an amount that is less than the Stated Amount.

Regular Dividends	The STRC Stock will accumulate cumulative dividends (“Regular Dividends”) at a variable rate per annum, calculated in the manner described below, on the Stated Amount thereof, regardless of whether or not declared or funds are legally available for their payment. Subject to the other provisions described in the Preliminary Prospectus Supplement, Regular Dividends will be payable when, as and if declared by our board of directors, out of funds legally available for their payment, monthly in arrears on each Regular Dividend Payment Date to the preferred stockholders of record as of the close of business on the Regular Record Date immediately preceding the applicable Regular Dividend Payment Date.

The rate per annum (the “Monthly Regular Dividend Rate Per Annum”) at which Regular Dividends accumulate on the STRC Stock for any Regular Dividend Period will initially be 9.00%. However, as described more fully below, we will have the right, in our sole and absolute discretion, to adjust the Monthly Regular Dividend Rate Per Annum that applies to each Regular Dividend Period after the first Regular Dividend Period. To make such election, we must provide notice of the adjusted Monthly Regular Dividend Rate Per Annum to preferred stockholders before the first business day of the Regular Dividend Period in which such adjusted Monthly Regular Dividend Rate Per Annum applies. We will be permitted to provide such notice in the manner described in the Preliminary Prospectus Supplement under the caption “Description of STRC Stock—Notices,” or in a press release issued through such national newswire service as we then use, or by publishing the same through such other widely disseminated public medium as we then use, including our website. If we do not timely provide such notice, then the Monthly Regular Dividend Rate Per Annum that applies to such Regular Dividend Period will be the Monthly Regular Dividend Rate Per Annum that applies to the immediately preceding Regular Dividend Period.

If we elect to adjust the Monthly Regular Dividend Rate Per Annum in the manner described above, then the adjusted Monthly Regular Dividend Rate Per Annum will be a rate that we will choose in our sole and absolute discretion. However, we will not be permitted to reduce the Monthly Regular Dividend Rate Per Annum that will apply to any Regular Dividend Period (i) by more than the following amount from the Monthly Regular Dividend Rate Per Annum applicable to the prior Regular Dividend Period: the sum of (1) 25 basis points; and (2) the excess, if any, of (x) the monthly SOFR per annum on the first business day of such prior Regular Dividend Period, over (y) the minimum of the monthly SOFR per annum rates that occur on the business days during the period from, and including, the first business day of such prior Regular Dividend Period to, and including, the last business day of such prior Regular Dividend Period; or (ii) to a rate per annum that is less than the monthly SOFR per annum in effect on the business day before we provide notice of the next Monthly Regular Dividend Rate Per Annum.

Notwithstanding anything to the contrary, but subject to the more detailed provisions described in the Preliminary Prospectus Supplement, we will not be entitled to elect to reduce the Monthly Regular Dividend Rate Per Annum as described above unless, at the time we provide the related notice referred to above, all accumulated Regular Dividends, if any, on the STRC Stock then outstanding for all prior completed Regular Dividend Periods, if any, have been paid in full (or have been declared in full and consideration in kind and amount that is sufficient, in accordance with the certificate of designations, to pay such accumulated Regular Dividends, is set aside for the benefit of the preferred stockholders entitled thereto).

Our current intention, which is subject to change in our sole and absolute discretion, is to adjust the Monthly Regular Dividend Rate Per Annum in such a manner as we believe will maintain STRC Stock’s trading price at or close to its stated amount of $100 per share. For example, if the trading price of STRC Stock exceeds $100, our current intention would be to reduce the Monthly Regular Dividend Rate Per Annum with the goal of causing the trading price of STRC Stock to decrease. Similarly, if the trading price of STRC Stock is less than $100, our current intention would be to increase the Monthly Regular Dividend

Rate Per Annum with the goal of causing the trading price of STRC Stock to appreciate. We will take any such actions at our sole discretion based on our subjective assessment of market conditions and the measures we believe are necessary to achieve our intended objectives.

Declared Regular Dividends on the STRC Stock will be payable solely in cash, in the manner, and subject to the provisions, described in the Preliminary Prospectus Supplement.

If declared in full, the first scheduled Regular Dividend on the STRC Stock payable on August 31, 2025 will be $0.80 per share, assuming that the closing of this offering occurs on July 29, 2025.

If any accumulated Regular Dividend (or any portion thereof) on the STRC Stock is not paid on the applicable Regular Dividend Payment Date (or, if such Regular Dividend Payment Date is not a business day, the next business day), then additional Regular Dividends (“Compounded Dividends”) will accumulate on the amount of such unpaid Regular Dividend, compounded monthly at the Monthly Regular Dividend Rate Per Annum applicable to the relevant Regular Dividend Period from, and including, the calendar day after such Regular Dividend Payment Date to, and including, the date the same, including all Compounded Dividends thereon, is paid in full.

Regular Dividend Payment Dates	The last calendar day of each calendar month, beginning on August 31, 2025.

Regular Record Dates	With respect to any Regular Dividend Payment Date, the 15th calendar day of the month in which such Regular Dividend Payment Date occurs.

Regular Dividend Period	Each period from, and including, the calendar day after a Regular Dividend Payment Date (or, in the case of the first Regular Dividend Period, from, and including, the calendar day after the initial issue date) to, and including, the next Regular Dividend Payment Date.

Directed Share Program

At our request, the underwriters have reserved up to 1,400,555 shares of the STRC Stock, or 5% of the shares offered, for sale at the public offering price through a directed share program to certain of our employees, officers and directors based in the United States. The number of shares of the STRC Stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering. Fidelity Brokerage Services LLC and Fidelity Capital Markets, a division of National Financial Services LLC, a selling group member in this offering, will administer our directed share program. See “Underwriting—Directed Share Program” in the Preliminary Prospectus Supplement.

Listing	No public market currently exists for the STRC Stock. We have applied to list the STRC Stock on The Nasdaq Global Select Market under the symbol “STRC.” If the listing is approved, we expect trading in the STRC Stock to commence within 30 days after the Settlement Date.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $2,474 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin and for working capital.

Book-Running Managers	Morgan Stanley & Co. LLC
Barclays Capital Inc.
Moelis & Company LLC
TD Securities (USA) LLC

Co-Managers	The Benchmark Company, LLC
Clear Street LLC
AmeriVet Securities, Inc.
Bancroft Capital, LLC
Keefe, Bruyette & Woods, Inc.
Maxim Group LLC

CUSIP / ISIN Numbers for The STRC Stock	594972 853 / US5949728530.

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The disclosure in the Preliminary Prospectus Supplement under the caption “Description of STRC Stock—Redemption at Our Option—Redemption Price” is amended and restated as follows (and each other reference to the redemption price in the Preliminary Prospectus Supplement is similarly amended and restated):

The redemption price for a share of STRC Stock called for either optional redemption, clean-up redemption or tax redemption will be an amount equal to (i) either (1) in the case of an optional redemption, $101.00 (or such higher amount as may be chosen in our sole discretion, it being understood such higher amount (or the formula to determine such higher amount) will be announced by prior public notice and/or set forth in the applicable relevant notice of redemption); or (2) in the case of a clean-up redemption or tax redemption, the liquidation preference of such share as of the business day before the date we provide the related redemption notice, as described below, plus, in each case, (ii) accumulated and unpaid regular dividends (plus, if applicable, compounded dividends thereon) on such share to, and including, the redemption date. However, if the redemption date is after a regular record date for a declared regular dividend on the STRC Stock and on or before the next regular dividend payment date, then (a) the holder of such share at the close of business on such regular record date will be entitled, notwithstanding such redemption, to receive, on or, at our election, before such regular dividend payment date, such declared regular dividend on such share; and (b) the amount referred to in clause (ii) of the preceding sentence will instead be the excess, if any, of (x) the accumulated and unpaid regular dividends on such share to, and including, such redemption date over (y) the amount of such declared regular dividend on such share.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone: 1-866-718-1649 or by email: prospectus@morganstanley.com; Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847; Moelis & Company LLC, 399 Park Avenue, 4th Floor, New York, New York 10022 or by telephone at (800) 539-9413; or TD Securities (USA) LLC, 1 Vanderbilt Avenue, 11th Floor, New York, New York 10017, by telephone at (855) 495-9846.

The information in this pricing term sheet is not a complete description of the STRC Stock or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the STRC Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.